APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Iylia, LLC
Balance Sheet - unaudited
For the period ended 12/31/17 & 12/31/18

	Prior Period	Current Period
	Jan 2017-Dec 2017	**Jan 2018-Dec 2018**
ASSETS		
Current Assets:		
Cash	$ 20,000.00	$ 45,000.00
Petty Cash	5,000.00	5,000.00
Inventory	35,000.00	50,000.00
Total Current Assets	60,000.00	100,000.00
Fixed Assets:		
Furniture and Equipment	20,000.00	18,000.00
Computer Equipment	30,000.00	27,000.00
Total Fixed Assets	50,000.00	45,000.00
Total Other Assets	-	-
TOTAL ASSETS	$ 110,000.00	$ 145,000.00
LIABILITIES		
Total Current Liabilities	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Shareholders' Equity	110,000.00	145,000.00
Total Equity	110,000.00	145,000.00
TOTAL LIABILITIES & EQUITY	$ 110,000.00	$ 145,000.00
Balance Sheet Check	-	-

Iylia, LLC
Income Statement - unaudited
For the period ended 12/31/17 & 12/31/18

	Prior Period	Current Period
	Jan 2017-Dec 2017	Jan 2018-Dec 2018
REVENUES		
Sales	$ 6,606.00	$ 16,650.00
Other Revenue	-	-
TOTAL REVENUES	**6,606.00**	**16,650.00**
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	6,606.00	16,650.00
OPERATING EXPENSES		
Advertising and Promotion	10,294.00	3,650.00
Contract Labor	-	2,529.00
Office Expense	72.00	2,782.00
Insurance		600.00
Meals and Entertainment	1,701.00	1,669.00
Office Supplies	7,708.00	951.00
Professional Services - Legal, Accounting	625.00	-
Taxes and Licenses	-	901.00
Travel	5,210.00	3,095.00
Utilities	-	1,744.00
Other Expenses	6,216.00	5,065.00
TOTAL OPERATING EXPENSES	31,826.00	22,986.00
OPERATING PROFIT (LOSS)	(25,220.00)	(6,336.00)
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (25,220.00)	$ (6,336.00)

Iylia, LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/17 & 12/31/18

	Prior Period	Current Period
	Jan 2017-Dec 2017	**Jan 2018-Dec 2018**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(25,220)	(6,336)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	(25,220)	(6,336)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	31,336
Net Cash Flows From Financing Activities	-	31,336
NET INCREASE (DECREASE) IN CASH	(25,220)	25,000
CASH - BEGINNING	50,220	25,000
CASH - ENDING	25,000	50,000

I, ___Layla-Joy Williams___, certify that:

(1) The financial statements of IYLIA, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of IYLIA, LLC included in this Form reflects accurately the information reported on the tax return for IYLIA, LLC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: Layla-Joy Williams
DocuSigned by:
E9F910D7DFF7478...

Name: ___Layla-Joy Williams___

Title: ___CEO___